UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Libra Consortium signs contract for FPSO for Mero Field

Rio de Janeiro, December 18, 2017 - Petróleo Brasileiro SA - Petrobras, the
Libra Consortium operator, announces that it signed, on November 14th, a contract with the Modec group to charter a FPSO platform (a Floating Production
Storage and Offloading unit), the first definitive production system of Mero
Field, which will be used in the Mero Pilot project. The project includes the interconnection of up to 17 wells to the platform and the start of the production is planned for 2021.

The FPSO will have a daily operational capacity rate up to 180,000 barrels of oil (bpd) and 12 million cubic meters per day of gas and will be installed in a water depth of 2,100 meters, in Mero Field, located in the northwestern area of the Libra block, about 180 km off the coast of Rio de Janeiro, in the pre-salt of the Santos basin.

The unit will be operated by Modec, the company responsible for the construction, and chartered for 22 years. Part of the construction will be carried out in Brazil, aligned with Petrobras’ experience with other charters already performed.

Until now, 12 wells were drilled in Libra block. Because of its extension, high production potential, good quality of its oil and high commercial value, Libra opens a new business opportunity to the offshore industry.

The production on the Libra block started on November 26, this year, with the beginning of operation of Pioneiro de Libra FPSO, dedicated to Extended Well
Tests and Early Production Systems. The consortium has declared commerciality of the oil accumulation located in the northwestern portion of the block on
November 30, as disclosed to the market. With the declaration of commerciality, the northwestern portion of Libra officially became a field and was named Mero
Field.

Libra Consortium is led by Petrobras – with a 40% interest – in partnership with
Shell (20%); Total (20%), CNPC (10%) and CNOOC Limited (10%). The consortium also has the participation of the state-owned company Pré-Sal Petróleo SA (PPSA)
as manager of the Production Sharing Agreement.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 18, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer